UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 3, 2021

BrightSphere Investment Group Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38979	47-1121020
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

200 Clarendon Street, 53rd Floor

Boston, Massachusetts 02116

(617) 369-7300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001 per share	BSIG	New York Stock Exchange
4.800% Notes due 2026	BSIG 26	New York Stock Exchange
5.125% Notes due 2031	BSA	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 1.01	Entry into a Material Definitive Agreement.

Repurchase Agreement

On November 3, 2021, in advance of the fixed price tender offer to purchase up to 33,300,000 shares of its common stock, par value $0.001 per share (“Common Stock”), described below (the “Tender Offer”), BrightSphere Investment Group Inc. (the “Company”) entered into a repurchase agreement (the “Repurchase Agreement”) with Paulson & Co. Inc. and certain funds managed by Paulson & Co. and its affiliates, Paulson Partners L.P. and Paulson Enhanced Ltd. (the “Paulson Funds”), pursuant to which the Company agreed that it will repurchase from the Paulson Funds, if necessary, a number of shares of Common Stock such that, upon the closing of the repurchase, the Paulson Funds’ percentage ownership interest in the Company’s outstanding shares of Common Stock shall not exceed 19.99% of the Company’s total outstanding shares of Common Stock. The repurchase would be made at the same price per share as is paid in the Tender Offer and would occur on the 11th business day following the expiration of the Tender Offer. In the Repurchase Agreement, the Paulson Funds agreed to tender at least a number of shares of Common Stock pursuant to the Tender Offer equal to (i) the number of shares of Common Stock held by the Paulson Funds, multiplied by (ii) (x) the aggregate number of shares of Common Stock subject to the Tender Offer, divided by (y) the total number of shares of Common Stock outstanding as of the commencement of the Tender Offer. In addition, the Paulson Funds agreed not to sell or purchase any Shares from the expiration date of the Tender Offer until the 11th business day following the expiration date, or, if earlier, until the termination of the Offer.

A copy of the Repurchase Agreement has been filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference. The foregoing description of the Repurchase Agreement is qualified in its entirety by reference to the full text of the Repurchase Agreement.

ITEM 8.01	Other Events.

Tender Offer

On November 4, 2021, the Company issued a press release announcing that it is commencing the Tender Offer to purchase up to 33,300,000 shares of Common Stock at a price of $31.50 per share, to the sellers in cash, less any applicable withholding taxes and without interest. The Tender Offer is scheduled to expire at 5:00 pm on December 6, 2021 and is subject to certain conditions. A copy of the press release announcing the Tender Offer is attached hereto as Exhibit 99.1 to this Current Report.

Tender Offer Statement

The Tender Offer has not yet commenced. The press release included as Exhibit 99.1 is for informational purposes only. The press release is not a recommendation to buy or sell shares of the Company’s stock, or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell such shares or any other securities. The Tender Offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO and stockholders should carefully read such documents because they contain important information, including the various terms of, and conditions to, the Tender Offer. Once the Tender Offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the Company files with the Securities and Exchange Commission (the “SEC”) (i) at the SEC’s website at www.sec.gov, (ii) from the Company’s website at http://www.bsig.com, or (iii) from the information agent for the Tender Offer.

ITEM 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Repurchase Agreement, dated November 3, 2021, by and among BrightSphere Investment Group Inc., Paulson & Co. Inc., Paulson Partners L.P. and Paulson Enhanced Ltd.
99.1	Press Release
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this form to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 11/4/2021	BRIGHTSPHERE INVESTMENT GROUP INC.

	By:	/s/ Richard J. Hart
	Name:	Richard J. Hart
	Title:	Chief Legal Officer and Secretary